Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2021

Unaudited Financial Results

SHENZHEN, China, June 1, 2021 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and finance platform for new generation consumers and users in China, today announced its unaudited financial results for the quarter ended March 31, 2021.

“We are happy to announce a quarter where we achieved our highest adjusted net income ever in our history,” said Mr. Jay Wenjie Xiao, Lexin's chairman and chief executive officer. “This record quarter was driven by our larger and growing user base, the rapid growth of our loan originations, and the continued improvement of our asset quality due to the implementation of our New Consumption Strategy and the continuous refinement of our risk management efforts. We are confident in our ability to achieve the loan originations target of between RMB240 billion and RMB250 billion for 2021 as we expect the positive trajectory in both loan growth and asset quality to continue for the rest of the year.”

“We accelerated the push of our New Consumption Strategy in the first quarter, and have received positive preliminary results. A total of 78.6 million orders were generated across our various products in the first quarter of 2021, representing an increase of 53.2% year-on-year,” continued Mr. Xiao. “Maiya, in particular, helps merchants to improve their operations as a marketing tool, and we expect this new product to facilitate a GMV of RMB300 million in the second quarter, establishing itself as a new source of growth for Lexin.”

“In the meantime, we have also further diversified our fintech business by entering new areas of growth. We have expanded our financing services for small and micro business owners, which completed loan originations of RMB2.1 billion in the first quarter.  Fifteen percent of our current users are may have potential need of such small and micro business financing based on our research and we will step up efforts to tap the potential of this sector in the future. In addition, we expanded a ‘joint-operation service’ in May for regional banks, by which Lexin will provide a suite of technological services to help regional banks develop their own product offerings, leveraging our financial technology, operational, and product capabilities accumulated over the past seven years. These new initiatives will enable Lexin to unlock greater growth potential with a more diversified business model.”

“We are very proud to announce our best quarter ever, and in particular our highest adjusted net income ever,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer, “In addition to our highest loan originations and other all-time highs, all our operations continue to perform strongly, and we were able to achieve this quarter’s strong results due to our increasingly strong and stable credit performance. As highlighted back in January, the recovery and stabilization of our asset quality has already occurred, and we expect this trend to continue.”

“Our credit performance and credit quality continues to improve for new loan originations and is within our expectations,” said Mr. Yang Qiao, Lexin’s vice president, “Our vintage charge-off rates1 is now between 3.5 and 4.0%, and our 90 day+ delinquency rate was 1.84% as of March, 2021. In addition, as you can see from the graphs disclosed with our latest earnings release, our first payment default rate (30 day+)2 for new loan originations have been at well under 1% and continues to decrease. Through continuous improvements and refinements of our risk management systems and our portfolio management systems, we have developed more accurate and differentiated strategies to manage overdue borrowers while enhancing collection rates3 through high efficiency and intelligent tools, as well as more refined business management policies, enabling us to keep our overall collection rates high, improve efficiency, and reduce expected delinquency rates. As a result, we expect our credit performance to continue to be stable in the future.”

[1]

Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “First Quarter 2021 Financial Results” of this press release.

[2]	Loan balance with first payment day past due 30+ over total loan origination.

[3]

Collection rate is defined as (i) the amount of principal that was repaid within 30 days after such principal became overdue divided by (ii) the total amount of principal that is overdue, as of a specific date.

First Quarter 2021 Operational Highlights:

User base continues to grow with active user numbers in the quarter hitting a new record high:

•

Total number of registered users reached 132 million as of March 31, 2021, representing an increase of 56.5% from 84.2 million as of March 31, 2020; and users with credit line reached 30.3 million as of March 31, 2021, up by 46.5% from 20.7 million as of March 31, 2020.

•	Number of active users[4] who used our loan products in the first quarter of 2021 reached 8.24 million, representing an increase of 29.2% from 6.38 million in the first quarter of 2020.
•	Number of new active users who used our loan products in the first quarter of 2021 was 1.8 million, representing an increase of 88.0% from 1.0 million in the first quarter of 2020.

Loan facilitation business sees both loan originations and outstanding principal balance of loans hitting record highs:

•	Total loan originations[5] in the first quarter of 2021 reached RMB53.8 billion, an increase of 57.8% from RMB34.1 billion in the first quarter of 2020.
•	Total outstanding principal balance of loans[5] reached RMB82.4 billion as of March 31, 2021, representing an increase of 40.8% from RMB58.5 billion as of March 31, 2020.
•

In additional to new generation consumers, Lexin has started to expand financing services for small and micro business owners. In the first quarter, loan originations for small and micro business owners reached RMB2.1 billion.

•	Number of orders placed on our platform in the first quarter of 2021 was 78.6 million, representing an increase of 53.2% from 51.3 million in the first quarter of 2020.

New Consumption efforts rapidly scaling up at an accelerating pace, in particular the buy-now pay-later service Maiya:

•	Maiya recorded GMV of RMB60 million in the first quarter, and is expected to generate GMV of RMB300 million in the second quarter.
•	Maiya has served over 200,000 users and 300 merchants, 69% of which were brick-and-mortar vendors, in the first quarter.

The Company has begun new fintech initiatives in the quarter:

•

In May, the Company launched its “joint cooperation” service for regional banks. Under the “joint cooperation” model, Lexin provides a series of technological services, including tailor-made product development, customer acquisition, user operation, and risk management support, to help regional banks develop their own product offerings.

Credit performance and credit quality continue to improve:

•	90 day+ delinquency ratio[6] was 1.84% as of March 31, 2021.
•	First payment default rate (30 day+)[2] for new loan originations was below 1% as of March 31, 2021 and continues to decrease.
•	Vintage charge-off rates are between 3.5-4% as of March 31, 2021.

Other operational highlights:

•	The weighted average tenor of loans originated on our platform in the first quarter of 2021 was approximately 11.7 months. The nominal APR[7] was 15.5% for the first quarter of 2021.
•	The GMV[8] of our e-commerce channel in the first quarter of 2021 amounted to RMB1.2 billion, representing a slightly decrease of 0.5% from the first quarter of 2020.
[4]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[5]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
[6]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

[7]

Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

[8]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

First Quarter 2021 Financial Highlights:

•

Total operating revenue reached RMB2.9 billion. Credit-oriented services income reached RMB1.8 billion, representing an increase of 8.9% from the first quarter of 2020. Platform-based services income reached RMB636 million, representing an increase of 122% from the first quarter of 2020.

•	Gross profit reached RMB1,369 million, representing an increase of 720% from the first quarter of 2020.
•	Net income was RMB711 million, as compared to a net loss of RMB678 million in the first quarter of 2020.
•	Non-GAAP EBIT[9] was RMB911 million, as compared to a negative non-GAAP EBIT of RMB720 million in the first quarter of 2020.
•

Adjusted net income[9] attributable to ordinary shareholders of the Company reached an all-time high of RMB771 million, as compared to an adjusted net loss attributable to ordinary shareholders of the Company of RMB596 million in the first quarter of 2020. Adjusted net income per ADS[9] attributable to ordinary shareholders of the Company was RMB3.72 on a fully diluted basis.

[9]

Non-GAAP EBIT, adjusted net (loss)/income attributable to ordinary shareholders of the Company, adjusted net (loss)/income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2021 Financial Results:

Operating revenue increased from RMB2,500 million in the first quarter of 2020 to RMB2,944 million in the first quarter of 2021. This increase in operating revenue was due to the increase in credit-oriented services income and platform-based services income for the quarter, driven by continuing increases in the number of active users on our platform, partially offset by a decrease in online direct sales and services income.

Online direct sales decreased by 12.9% from RMB490 million in the first quarter of 2020 to RMB426 million in the first quarter of 2021. This decrease was primarily due to the decrease in the number of e-commerce orders during the first quarter of 2021.

Credit-oriented services income increased by 8.9% from RMB1,686 million in the first quarter of 2020 to RMB1,837 million in the first quarter of 2021. The increase was primarily due to the increase of loan facilitation and servicing fees-credit oriented and the increase of interest and financial services income and other revenues, partially offset by the decrease in guarantee income.

Loan facilitation and servicing fees-credit oriented increased by 39.0% from RMB763 million in the first quarter of 2020 to RMB1,060 million in the first quarter of 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-based model as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Guarantee income decreased by 65.3% from RMB677 million in the first quarter of 2020 to RMB235 million in the first quarter of 2021. The decrease was primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain Institutional Funding Partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Interest and financial services income and other revenues increased by 120% from RMB246 million in the first quarter of 2020 to RMB542 million in the first quarter of 2021, which was consistent with the increase in the origination of on-balance sheet loans in the first quarter of 2021.

Platform-based services income increased by 122% from RMB287 million in the first quarter of 2020 to RMB636 million in the first quarter of 2021. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based.

Loan facilitation and servicing fees-performance based increased by 107% from RMB277 million in the first quarter of 2020 to RMB573 million in the first quarter of 2021. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

Cost of sales decreased by 9.7% from RMB480 million in the first quarter of 2020 to RMB433 million in the first quarter of 2021, which is consistent with the decrease of online direct sales revenue.

Funding cost decreased by 9.3% from RMB143 million in the first quarter of 2020 to RMB130 million in the first quarter of 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 26.8% from RMB313 million in the first quarter of 2020 to RMB397 million in the first quarter of 2021. This increase was primarily due to an increase in risk management and collection expenses, and an increase in salaries and personnel related costs, partially offset by a decrease in fees to third party insurance companies and guarantee companies.

Provision for credit losses of financing receivables decreased by 40.7% from RMB290 million in the first quarter of 2020 to RMB172 million in the first quarter of 2021, partially contributed by the decrease of negative impact on expected credit losses from COVID-19 in the first quarter of 2021 compared with that in the first quarter of 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 145% from RMB89.3 million in the first quarter of 2020 to RMB219 million in the first quarter of 2021. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Provision for credit losses of contingent liabilities of guarantee decreased by 78.0% from RMB1,017 million in the first quarter of 2020 to RMB224 million in the first quarter of 2021. The decrease was primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain Institutional Funding Partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees. In addition, the negative impact on expected credit losses from COVID-19 has been much improved in the first quarter of 2021 compared with that in the first quarter of 2020.Gross profit increased by 720% from RMB167 million in the first quarter of 2020 to RMB1,369 million in the first quarter of 2021. The increase in the gross profit is primarily due to the significant increase in platform-based services income and credit-oriented services income, the decrease in provision for credit losses of financing receivables and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in processing and servicing cost and provision for credit losses of contract assets and receivables.

Sales and marketing expenses increased by 41.7% from RMB244 million in the first quarter of 2020 to RMB346 million in the first quarter of 2021. This increase was primarily due to an increase in online advertising cost, and an increase in salaries and personnel related costs.

Research and development expenses decreased by 1.6% from RMB126 million in the first quarter of 2020 to RMB124 million in the first quarter of 2021. This decrease was primarily due to a decrease in share-based compensation expenses.

General and administrative expenses increased by 19.7% from RMB110 million in the first quarter of 2020 to RMB131 million in the first quarter of 2021. This increase was primarily due to an increase in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives was a gain of RMB154 million in the first quarter of 2021, as compared to a loss of RMB439 million in the first quarter of 2020, when it was significantly impacted by the outbreak of COVID-19 in the first quarter of 2020.The gain was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a loss of RMB77.8 million in the first quarter of 2021. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense for the first quarter of 2021 was RMB131 million, as compared to income tax benefit of RMB125 million in the first quarter of 2020. The income tax expense/benefit recognized is consistent with our profit/loss status during the periods.

Net income for the first quarter of 2021 was RMB711 million, as compared to net loss of RMB678 million in the first quarter of 2020.

Adjusted net income for the first quarter of 2021 was RMB771 million, as compared to adjusted net loss of RMB596 million in the first quarter of 2020.

Please click here to view our credit quality curves:

http://ml.globenewswire.com/Resource/Download/53ea4f13-0594-4aab-8b2a-23d0155d8946

http://ml.globenewswire.com/Resource/Download/d139ee9e-0039-481c-9b67-f3db575ba668

http://ml.globenewswire.com/Resource/Download/2ac6cdc3-a60a-4464-9ac7-61f1b34a1595

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects total loan originations for fiscal year 2021 to be between RMB240 billion and RMB250 billion, maintaining the previously stated guidance. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on June 1, 2021 (7:00 PM Beijing/Hong Kong time on June 1, 2021).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/2682783

Please note the Conference ID number of 2682783.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 8, 2021, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	2682783

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and finance platform for new generation consumers and users in China. The Company provides a comprehensive range of consumption, financial and business services including financial technology services, “buy now pay later” (“BNPL”) services, and membership benefits through its ecommerce platform Fenqile, BNPL product Maiya, and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners, and other consumption and financial services.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net (loss)/income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net (loss)/income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income attributable to ordinary shareholders of the Company as net (loss)/income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes and investment loss and we define non-GAAP EBIT as net (loss)/income excluding income tax (benefit)/expense, share-based compensation expenses, interest expense, net and investment loss.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net (loss)/income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax (benefit)/expense, share-based compensation expenses, interest expense, net, and investment loss. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net (loss)/income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax (benefit)/expense, interest expense, net. and investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net (loss)/income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2020	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,563,755	2,338,468	356,920
Restricted cash	1,112,152	975,504	148,891
Restricted time deposits	1,779,458	1,850,241	282,402
Short-term financing receivables, net of allowance for credit losses of RMB508,013 and RMB584,218 as of December 31, 2020 and March 31, 2021, respectively	4,918,548	3,675,786	561,035
Loans at fair value	381,393	257,669	39,328
Accrued interest receivable, net of allowance for credit losses of RMB1,681 and RMB1,681 as of December 31, 2020 and March 31, 2021, respectively	79,793	63,008	9,617
Prepaid expenses and other current assets	1,004,845	937,733	143,126
Amounts due from related parties	941	6,919	1,056
Deposits to insurance companies and guarantee companies	1,066,281	1,174,762	179,304
Short-term guarantee receivables, net of allowance for credit losses of RMB58,771 and RMB64,694 as of December 31, 2020 and March 31, 2021, respectively	756,197	648,588	98,994
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB65,607 and RMB154,514 as of December 31, 2020 and March 31, 2021, respectively	3,707,649	3,751,139	572,536
Inventories, net	47,170	67,585	10,315
Total current assets	16,418,182	15,747,402	2,403,524
Non‑current assets
Restricted cash	163,999	159,577	24,356
Long‑term financing receivables, net of allowance for credit losses of RMB21,149 and RMB20,068 as of December 31, 2020 and March 31, 2021 respectively	204,761	131,267	20,035
Long-term guarantee receivables, net of allowance for credit losses of RMB16,994 and RMB17,495 as of December 31, 2020 and March 31, 2021, respectively	218,654	175,393	26,770
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB18,970 and RMB41,784 as of December 31, 2020 and March 31, 2021, respectively	481,989	521,623	79,615
Property, equipment and software, net	125,694	123,908	18,912
Land use rights, net	1,000,467	991,867	151,388
Long‑term investments	521,802	525,571	80,218
Deferred tax assets	747,332	780,739	119,164
Other assets	462,285	472,463	72,112
Total non‑current assets	3,926,983	3,882,408	592,570
TOTAL ASSETS	20,345,165	19,629,810	2,996,094

LIABILITIES
Current liabilities
Accounts payable	42,961	42,280	6,453
Amounts due to related parties	67,514	58,904	8,991
Short‑term borrowings	1,827,063	2,066,075	315,345
Short‑term funding debts	4,685,935	4,288,883	654,611
Accrued interest payable	36,484	28,692	4,379
Deferred guarantee income	694,582	496,864	75,836
Contingent guarantee liabilities	1,738,787	1,524,970	232,756
Accrued expenses and other current liabilities	2,926,347	2,631,827	401,695
Total current liabilities	12,019,673	11,138,495	1,700,066
Non‑current liabilities
Long‑term funding debts	825,814	212,006	32,358
Deferred tax liabilities	21,046	27,915	4,261
Convertible notes	1,920,227	1,935,501	295,415
Other long-term liabilities	27,667	23,875	3,644
Total non‑current liabilities	2,794,754	2,199,297	335,678
TOTAL LIABILITIES	14,814,427	13,337,792	2,035,744
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	176	177	27
Class B Ordinary Shares	58	58	9
Additional paid‑in capital	2,724,006	2,776,275	423,742
Statutory reserves	649,234	649,234	99,092
Accumulated other comprehensive income	3,308	1,237	189
Retained earnings	2,113,956	2,825,495	431,255
Non-controlling interests	40,000	39,542	6,036
TOTAL SHAREHOLDERS’ EQUITY	5,530,738	6,292,018	960,350
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,345,165	19,629,810	2,996,094

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2020	2021
	RMB	RMB	US$
Operating revenue:
Online direct sales	489,524	426,327	65,070
Membership services(1)	24,291	22,723	3,468
Other services(1)	13,206	21,590	3,294
Online direct sales and services income(1)	527,021	470,640	71,832
Loan facilitation and servicing fees-credit oriented(1)	762,968	1,060,420	161,852
Interest and financial services income and other revenues	245,929	541,637	82,670
Guarantee income	677,300	235,049	35,875
Credit-oriented services income(1)	1,686,197	1,837,106	280,397
Loan facilitation and servicing fees-performance based(1)	277,388	572,949	87,449
Loan facilitation and servicing fees-volume based(1)	9,428	62,988	9,614
Platform-based services income(1)	286,816	635,937	97,063
Total operating revenue	2,500,034	2,943,683	449,292
Operating cost:
Cost of sales	(480,167)	(433,469)	(66,160)
Funding cost	(143,081)	(129,760)	(19,805)
Processing and servicing cost	(312,970)	(396,716)	(60,551)
Provision for credit losses of financing receivables	(290,249)	(171,998)	(26,252)
Provision for credit losses of contract assets and receivables	(89,340)	(218,937)	(33,416)
Provision for credit losses of contingent liabilities of guarantee	(1,017,243)	(223,785)	(34,156)
Total operating cost	(2,333,050)	(1,574,665)	(240,340)
Gross profit	166,984	1,369,018	208,952
Operating expenses:
Sales and marketing expenses	(243,872)	(345,504)	(52,734)
Research and development expenses	(126,211)	(124,207)	(18,958)
General and administrative expenses	(109,526)	(131,101)	(20,010)
Total operating expenses	(479,609)	(600,812)	(91,702)
Change in fair value of financial guarantee derivatives, net	(438,984)	153,572	23,440
Change in fair value of loans at fair value	-	(77,811)	(11,876)
Interest expense, net	(12,305)	(19,689)	(3,005)
Investment loss	(16,266)	(189)	(29)
Others, net	(23,194)	18,249	2,785
(Loss)/Income before income tax expense	(803,374)	842,338	128,565
Income tax benefit/(expense)	124,947	(131,257)	(20,034)
Net (loss)/income	(678,427)	711,081	108,531
Less: Net (loss) attributable to non-controlling interests	-	(458)	(70)
Net (loss)/income attributable to ordinary shareholders of the Company	(678,427)	711,539	108,601

Net (loss)/income per ordinary share attributable to ordinary shareholders of the Company
Basic	(1.87)	1.94	0.30
Diluted	(1.87)	1.74	0.27

Net (loss)/income per ADS attributable to ordinary shareholders of the Company
Basic	(3.73)	3.87	0.59
Diluted	(3.73)	3.49	0.53

Weighted average ordinary shares outstanding
Basic	363,502,158	367,370,488	367,370,488
Diluted	363,502,158	414,600,356	414,600,356

(1)

Starting from the second quarter of 2020, we report revenue streams in three categories—online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

In providing credit-oriented services, we originate on-balance sheet loans, or facilitate the loan origination of off-balance loans where we also provide guarantee services. Consequently, we take all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where we also provide guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans we facilitate. We either charge the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which we refer to as performance-based model, or charge the service fees primarily at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which we refer to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, we report the premium membership fees for our membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services we rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive (loss)/Income

	For the Three Months Ended March 31,
(In thousands)	2020	2021
	RMB	RMB	US$
Net (loss)/income	(678,427)	711,081	108,531
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	1,307	(2,071)	(318)
Total comprehensive (loss)/income	(677,120)	709,010	108,213
Less: Net (loss) attributable to non-controlling interests	-	(458)	(70)
Total comprehensive (loss)/income attributable to ordinary shareholders of the Company	(677,120)	709,468	108,283

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2020	2021
	RMB	RMB	US$
Reconciliation of Adjusted Net (loss)/income attributable to ordinary shareholders of the Company to Net (loss)/income attributable to ordinary shareholders of the Company
Net (loss)/income attributable to ordinary shareholders of the Company	(678,427)	711,539	108,601
Add: Share-based compensation expenses	54,734	48,513	7,404
Interest expense associated with convertible notes	11,913	11,134	1,699
Investment loss	16,266	189	29
Adjusted net (loss)/income attributable to ordinary shareholders of the Company	(595,514)	771,375	117,733

Adjusted net (loss)/income per ordinary share attributable to ordinary shareholders of the Company
Basic	(1.64)	2.10	0.32
Diluted	(1.64)	1.86	0.28

Adjusted net (loss)/income per ADS attributable to ordinary shareholders of the Company
Basic	(3.28)	4.20	0.64
Diluted	(3.28)	3.72	0.57

Weighted average number of ordinary shares outstanding
Basic	363,502,158	367,370,488	367,370,488
Diluted	363,502,158	414,600,356	414,600,356

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2020	2021
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net (loss)/income
Net (loss)/income	(678,427)	711,081	108,531
Add: Income tax (benefit)/expense	(124,947)	131,257	20,034
Share-based compensation expenses	54,734	48,513	7,404
Interest expense, net	12,305	19,689	3,005
Investment loss	16,266	189	29
Non-GAAP EBIT	(720,069)	910,729	139,003